UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

September 2017

Date of Report (Date of Earliest Event Reported)

Embotelladora Andina S.A.

(Exact name of registrant as specified in its charter)

Andina Bottling Company, Inc.

(Translation of Registrant´s name into English)

Avda. Miraflores 9153

Renca

Santiago, Chile

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☒

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form 6-K is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes ☐	No ☒

OFICINA CORPORATIVA

MATERIAL EVENT

CORPORATE NAME	:	EMBOTELLADORA ANDINA S.A.
SECURITIES REGISTRY	:	00124
TAXPAYER I.D.	:	91.144.000-8

By virtue of the stipulations in Article 9 and subparagraph 2 of Article 10 of Law 18,045, and the provisions in General Rule No. 30 of Chile’s Superintendence of Securities and Insurance, and being duly empowered to this effect, I hereby report the following regarding Embotelladora Andina S.A. (the “Company”), its business, its securities or tender offer, as a material event:

Interim Dividend

As authorized by the Regular Shareholders’ Meeting held April 26, 2017, the Board of Directors during session held September 26, 2017, agreed to distribute the following amounts as interim dividend:

a) Ch$19.0 (nineteen point zero Chilean pesos) per Series A share; and

b) Ch$20.9 (twenty point nine Chilean pesos) per Series B share.

This dividend will be paid on account of income from the 2017 fiscal year, and will be available to shareholders beginning October 26, 2017. The Shareholders’ Registry will close on the fifth business day prior to that date, for payment of this dividend.

Santiago, September 27, 2017

/s/ Jaime Cohen Arancibia
Jaime Cohen Arancibia
Chief Legal Officer
Embotelladora Andina S.A.

Miraflores 9153 piso 7, Renca, Santiago de Chile, Tel: (56) 223 380 520. www.koandina.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized, in the city of Santiago, Chile.

EMBOTELLADORA ANDINA S.A.

By:	/s/ Jaime Cohen
Name: Jaime Cohen
Title: Chief Legal Officer

Santiago, September 27, 2017